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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Echo Bay Mines Ltd.
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, No par value
                          -----------------------------
                         (Title of Class of Securities)

                                    27875110
                                   -----------
                                 (CUSIP Number)

                                  Keith L. Pope
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                September 5, 2001
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27875110

--------------------------------------------------------------------------------
 1     Names of Reporting Persons..
       I.R.S. Identification Nos. of above persons (entities only).
       Kinross Gold Corporation
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)
                    ------------------------
                (b)
                    ------------------------
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds (See Instructions)

       OO
--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) X
                    --
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization

       Province of Ontario
--------------------------------------------------------------------------------
                    7       Sole Voting Power

                            57,126,674
                    ------------------------------------------------------------
   Number of        8       Shared Voting Power
     Shares
  Beneficially              -0-
    Owned by        ------------------------------------------------------------
      Each
   Reporting        9       Sole Dispositive Power
     Person
      With                  57,126,674
                    ------------------------------------------------------------

                    10      Shared Dispositive Power

                            -0-
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

       57,126,674
--------------------------------------------------------------------------------
12     Check if the Aggregate  Amount in Row (11) Excludes  Certain  Shares (See
       Instructions)                                                         [ ]
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)

       11.4% (assuming all holders of the Echo Bay capital securities elect to exchange and other conditions are met)
--------------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)

       CO
--------------------------------------------------------------------------------

Item 1.           Security and Issuer

         (a)      Title of Class of Equity Securities:

                  Common shares, no par value (the "Common Shares")

         (b)      Name of Issuer:

                  Echo Bay Mines Ltd. ("Echo Bay")

         (c)      Address of Issuer's Principal Executive Office:

                  6400 South Fiddler's Green Circle, Suite 1000, Englewood, CO 80111-4957

Item 2.           Identity and Background

         (a)      Name:

                  Kinross Gold Corporation ("Kinross")

         (b)      Business or Residence address:

                  Suite 5200, 40 King Street West, Toronto, Ontario M5H 3Y2

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  Kinross is engaged in the business of mining and processing of gold and silver ore and the exploration for and acquisition and development of gold bearing properties.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                  During the last five years, neither Kinross nor its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

                  Except as set forth below, during the last five years, neither Kinross nor its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mr. John Ivany, the Executive Vice President of Kinross was the subject of enforcement proceedings by the Alberta Securities Commission in Re Cartaway Resources Corp. In its order dated February 22, 2001, the Alberta Securities Commission found that Mr. Ivany, as Chief Executive Officer of Cartaway Resources Corp., had allowed the issuance of a press release which contained a material factual error in violation of the securities laws of the Province of Alberta. As a result, Mr. Ivany was prohibited from acting as a director or officer of any junior issuer for a period of five years and ordered to pay costs in the amount of Cdn. $20,000. The Alberta Securities Commission defined a "junior issuer" as an issuer that has (i) consolidated total assets of less than Cdn. $10,000,000 as shown in the most recent balance sheet of the issuer, (ii) consolidated revenue of less than Cdn.
                  $10,000,000 as shown in the most recent annual income statement of the issuer, or (iii) shareholders' equity of less than Cdn. $10,000,000 as shown in the most recent balance sheet of the issuer. Kinross is not a junior issuer under these guidelines.

         (f)      Citizenship:

                  Kinross is an Ontario corporation.

                  The information required by Item C of the General Instructions relating to the executive officers and directors of Kinross is set forth on Appendix A hereto, which is incorporated herein by this reference.

Item 3.           Source and Amount of Funds or Other Consideration

                  Kinross will receive the Common Shares in satisfaction of the principal amount and interest due to Kinross by Echo Bay pursuant to certain capital securities of Echo Bay held by Kinross.

Item 4.           Purpose of Transaction

                  On September 5, 2001 Kinross entered into a Letter Agreement with Echo Bay with respect to Kinross' holding of 15.8% of Echo Bay's capital securities (which are not registered under
                  Section 12 of the Securities and Exchange Act of 1934) outstanding. Kinross has agreed to exchange the Echo Bay capital securities owned by Kinross for 57,126,674 common shares of Echo Bay. Completion of the transaction is subject to certain conditions including (i) 90% of the remaining capital security holders must agree, prior to the mailing of proxy solicitation materials by Echo Bay to its shareholders, to exchange on the same terms as Kinross (ii) Echo Bay's lenders must consent under their syndicated bank loans to the exchange, (iii) the exchange must be approved by the holders of the Common Shares of Echo Bay and (iv) any necessary regulatory approvals must be received. Assuming all holders of Echo Bay capital securities elect to exchange and all of the foregoing conditions are met, Kinross would own 11.4% of the common shares of Echo Bay. The capital securities of Echo Bay have been held by Kinross as a long-term investment. Upon the closing of the proposed transaction, Kinross will continue to carry the common shares of Echo Bay as a long-term investment.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b) Kinross will have the sole power to vote, direct the vote, dispose and direct the disposition of 57,126,674 Common Shares, which will represent 11.4% of the outstanding Common Shares.

                  (c)      See Item 4 above.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares to be acquired by Kinross.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of Echo Bay, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.           Material to Be Filed as Exhibits

                  Exhibit                                     Description

                  A                                           Letter Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             KINROSS GOLD CORPORATION


 September 13, 2001                          By: /s/ SHELLEY M. RILEY
-------------------                          ------------------------
Date                                                 Shelley M. Riley, Secretary

                                  EXHIBIT INDEX

Exhibit                                     Description
------                                      ----------------
A                                           Letter Agreement

                                   APPENDIX A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                            KINROSS GOLD CORPORATION


Name/Title                 Business Address               Citizenship
----------                 ----------------               -----------
John A. Brough             Wittington Properties Ltd.        Canada
Director                   22 St. Clair Avenue E.,
                           Suite 500
                           Toronto, Ontario M4T 2S3

Robert M. Buchan           Scotia Plaza, Suite 5200          Canada
Chairman of the Board and  40 King Street West
Chief Executive Officer    Toronto, Ontario M5H 3Y2

Arthur H. Ditto            Scotia Plaza, Suite 5200          Canada
President and Chief        40 King Street West
Operating Officer          Toronto, Ontario M5H 3Y2

Bruce E. Grewcock          Peter Kiewit Sons, Inc.            U.S.
Director                   1000 Kiewit Plaza
                           Omaha, NE 68131

John M. H. Huxley          Algonquin Power System            Canada
Director                   Inc.
                           Unit 210
                           2085 Hurontario Street
                           Mississauga, Ontario
                           L5A 4G1

Cameron A. Mingay          Scotia Plaza, Suite 2100          Canada
Director                   40 King Street West
                           Toronto, Ontario M5H 3Y2

John E. Oliver             The Bank of Nova Scotia           Canada
Director                   Suite 2100
                           580 California Street
                           San Francisco, CA 94104

John W. Ivany              Scotia Plaza, Suite 5200          Canada
Executive Vice President   40 King Street West
                           Toronto, Ontario M5H 3Y2

Name/Title                 Business Address               Citizenship
----------                 ----------------               -----------
Brian W. Penny             Scotia Plaza, Suite 5200          Canada
Vice President,Finance and 40 King Street West
Chief Financial Officer    Toronto, Ontario M5H 3Y2

Scott A. Caldwell          Scotia Plaza, Suite 5200           U.S.
Senior Vice President,     40 King Street West
Mining Operations          Toronto, Ontario M5H 3Y2

Richard A. Dye             185 South State Street,            U.S.
Vice President, Technical  Suite 820
Services                   Salt Lake City, UT 84111

Jerry W. Danni             185 South State Street,            U.S.
Vice President,            Suite 820
Environmental Affairs      Salt Lake City, UT 84111

Christopher T. Hill        Scotia Plaza, Suite 5200          Canada
Vice President, Treasurer  40 King Street West
                           Toronto, Ontario M5H 3Y2

Gordon A. McCreary         Scotia Plaza, Suite 5200          Canada
Vice President, Investor   40 King Street West
Relations                  Toronto, Ontario M5H 3Y2

Robert W. Schafer          Scotia Plaza, Suite 5200           U.S.
Vice President,Exploration 40 King Street West
                           Toronto, Ontario M5H 3Y2

Allan D. Schoening         Scotia Plaza, Suite 5200          Canada
Vice President, Human      40 King Street West
Resources                  Toronto, Ontario M5H 3Y2

Shelley M. Riley           Scotia Plaza, Suite 5200          Canada
Corporate Secretary        40 King Street West
                           Toronto, Ontario M5H 3Y2

                                    EXHIBIT A


ECHO BAY MINES LTD.
1210 Manulife Place
10180 - 101 Street
Edmonton, Alberta T5J 3S4

                                                     September 5, 2001

Kinross Gold Corporation
57th floor, Scotia Place
40 King Street West
Toronto, Ontario M5H 3Y2

Attention: Robert M. Buchan

Dear Sir:

This confirms the agreement we have reached regarding the investment by Kinross Gold Corporation ("Kinross") in the capital securities (the "Securities") issued by Echo Bay Mines Ltd. ("EB") pursuant to that certain indenture dated as of March 27, 1997 between EB and Bankers Trust Company, as amended or supplemented from time to time (the "Indenture"). Each of Kinross and EB represents and warrants to the other that it has obtained any necessary approvals required of its respective board of directors for the entering into of this agreement and consummation of the transactions contemplated hereby. Subject to the further provisions herein contained, this letter shall constitute a binding agreement (the/this "Agreement") enforceable in accordance with its terms.

EB covenants with Kinross that it will as soon as practicable following the entering into of this Agreement prepare and file with the securities regulatory authorities in Canada and the United States such documents as are necessary to allow EB to offer to holders of the Securities other than Kinross and Franco-Nevada Mining Corporation Limited ("FN") the right to exchange their Securities for common shares (the "Shares") in the share capital of EB (the "Exchange Right"), on a basis whereby, if all holders of the Securities were to exercise their Exchange Right, Shares would be issued by EB and the ratio of ownership in EB would become 72:28 as to all present holders of the Securities and the present holders of the Shares respectively. Kinross represents that it beneficially owns $15.8 million in principal amount of the Securities and agrees to exchange all, and not less than all, of the Securities it owns, or may hereafter acquire, forthwith following the Exchange Right becoming effective, on the same 72:28 ratio as applies in respect of the Exchange Right, upon and subject to the preconditions set out below. In result, following exchange, and assuming no further acquisitions of Securities, Kinross will own approximately
57.1 million Shares. Notwithstanding the foregoing, at any time prior to Closing (as hereinafter defined), Kinross may sell a portion of the Securities it now owns or hereafter acquires to a non-affiliated party such that immediately following Closing, Kinross would own less than the approximate 57.1 million Shares it would acquire pursuant to this Agreement. Kinross agrees, however, that the buyer of the Securities so sold by Kinross will be obligated to exchange such Securities for Shares at Closing.

The following preconditions are included in this Agreement expressly for the benefit of Kinross and may be waived, in whole or in part, by Kinross giving notice to EB:

1. Contemporaneously with this Agreement, EB shall enter into an agreement with FN by which FN will agree with EB to exchange all of the Securities held by FN into Shares of EB on the same terms as Kinross.

2. BMO Nesbitt Burns will have prepared and delivered a fairness opinion to the independent committee and board of directors of EB which opinion will be available to append to the proxy material to be sent to shareholders and to any registration statement or other material to be filed with the applicable regulatory authorities to register or otherwise qualify the Shares to be issued to the holders of the Securities.

3. The syndicate of banks who have lent to Echo Bay Inc. as Borrower and EB and certain of its subsidiaries as Guarantors with the Bank of Nova Scotia as Agent under the terms of the Second Amended and Restated Gold Bullion Loan Agreement dated February 11, 1999 (the "Loan Agreement") must have consented to the exchange of the Securities on the basis of the Exchange Right set out in this Agreement and agreed to waive the right to demand repayment under the Loan Agreement in the context of a change of control to the satisfaction of FN no later than 20 days before the date fixed for the meeting of shareholders of EB to approve the steps required to accomplish this transaction.

4. EB agrees to conduct its business in the ordinary course and abide by the positive and negative covenants in the Loan Agreement in the period between the date of this Agreement and the Closing (as hereinafter defined).

5. The Shares issued to holders of the Securities shall be qualified for listing and trading on the applicable securities exchanges and registered or qualified for distribution pursuant to applicable securities laws and regulations.

Kinross and EB recognize that the transaction contemplated by this Agreement and the issuance of the Shares are subject to obtaining the approval of the shareholders of EB and the applicable regulatory authorities. The term "approval" includes approval, consent or the failure to object. The expression "applicable regulatory authorities" includes, without limitation, any securities exchanges on which the common shares of EB are listed; the government authority having jurisdiction under the Competition Act and the Hart-Scott-Rodino Act; and the Court of Queen's Bench (Alberta), should any order of that court be required as to the conduct by EB of any business at the meeting of shareholders to be called in respect of the transaction contemplated hereby and the issuance of the Shares. EB represents and warrants that it will recommend the transaction and issuance of the Shares for approval by shareholders and use its best business efforts to secure such approval on a timely basis. The Exchange Right shall become effective on the business day following the date on which all necessary approvals are obtained and shall remain effective for 20 business days thereafter, unless extended by EB with the consent of Kinross.

The Shares issuable on exercise of the Exchange Right shall be issued within five business days of the expiration of the Exchange Right. The issue of the Shares is referred to herein as the Closing. The Closing shall occur December 31, 2001 or on such earlier or later date as the parties may determine; provided, however, that if the Closing date has not occurred by March 31, 2002, this Agreement may be terminated by the party not causing the delay. At the Closing, EB shall deliver certificates representing the Shares to Kinross and the Securities held by Kinross shall be cancelled. Similarly, EB shall deliver certificates representing the Shares to those holders of the Securities that exercise their Exchange Right and the Securities held by such holder shall be cancelled. EB shall use its best business efforts to ensure that all Shares issued to holders of the Securities are listed for trading on the applicable securities exchanges and registered or qualified for distribution pursuant to applicable securities laws and regulations. EB expressly acknowledges that, prior to being able to complete an exchange of Securities for Shares with Kinross and FN, it is required to file and cause a registration statement on Form S-3 to become effective and to make such filings as are required under applicable Canadian securities legislation to cause the Shares to be freely tradeable and not subject to resale restrictions in the United States and Canada. EB undertakes to complete the foregoing steps in addition to complying with all other regulatory requirements applicable to this Agreement.

Between the date hereof and the Closing, Kinross and EB undertake and agree to take such steps and do such things as may be necessary or appropriate to give full effect to this Agreement and the transaction contemplated hereby. In addition, the parties agree to execute such further documents as may be necessary or appropriate in the circumstances to give effect to the terms of this Agreement, and to include any matters contemplated hereby and such other matters as may be deemed appropriate by Kinross and EB. Specifically, but without limitation, the parties recognize that it will likely be desirable to recommend to shareholders that the Shares be consolidated on a minimum basis of one new share for each five Shares currently held. Market conditions will dictate the timing of any such recommendation and the parties will communicate with each other, all with a view to reaching the most appropriate decision as to consolidation of the Shares.

The parties specifically acknowledge that EB is required to make timely disclosure of this Agreement and the transaction contemplated hereby and EB undertakes to review with Kinross any press releases it wishes to make prior to their public dissemination.

If this Agreement reflects the understandings we have reached, please execute the duplicate original provided and return it to us.

Yours truly,


By: /s/ Robert L. Leclerc
-------------------------
        Robert L. Leclerc
        Chairman and Chief Executive Officer


Accepted and agreed:

Kinross Gold Corporation


By: /s/ Robert M. Buchan
------------------------
        Robert M. Buchan